Exhibit 99.1

Richard M. Ferry

Mr. David H. Murdock
Chairman of the Board and CEO
Dole Food Company, Inc.
10900 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024

Re: Proposed Transaction Involving Dole Food Company

Dear David:

The special committee of the Dole board of directors is in the process of considering your proposal to acquire the outstanding Dole shares which are not already owned by you and your family. In the circumstances, we have been advised that it would not be in the best interests of Dole stockholders if you, or any of your affiliates, were to acquire additional shares of Dole common stock while the special committee is considering your proposal and other alternatives.

This letter is to request your legally binding agreement that without the prior written consent of the special committee or, if such consent is not obtained or given, at least five business days prior written notice to the special committee, neither you nor any corporation, partnership, trust, limited liability company or other person or entity (a “Person”) controlled by you (directly or indirectly) will:

(i)	acquire beneficial ownership (as that term is defined in SEC Rule13d-3) of any additional shares of Dole Common Stock;

(ii)	encourage, assist or provide financing for any such acquisition by any other person; or

(iii)	enter into any agreement for any of the foregoing;

if the number of shares of Dole Common Stock beneficially owned by you, when added to the shares so acquired (or to be acquired) would exceed 25% of the total number of shares of Dole Common Stock Outstanding.

In the event of a tender offer to purchase Dole Common Stock by any person while this letter agreement remains in effect, nothing herein shall be construed to require you to give notice before making a tender offer for Dole Common Stock in response.

This agreement will remain in effect until the earlier to occur of (a) such time as you shall have acquired a majority of Dole’s outstanding Common Stock pursuant to a transaction approved by the special committee and (b) January 30, 2003.

Please advise if the foregoing is acceptable to you no later than 5:00 p.m., Los Angeles time, Wednesday, October 23. If it is, please indicate your agreement by signing in the space provided below and returning a signed copy of this letter to the special committee’s counsel, Andrew Bogen, by fax at (213) 229-6159.

Sincerely yours,

/s/ Richard M. Ferry
Richard M. Ferry, Chairman

Accepted and Agreed as set forth Above

/s/ David H. Murdock

David H. Murdock